UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

Spark Energy, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
8.75% Series A Fixed-to-Floating Rate
Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share
(Title of Class of Securities)
846511202
(CUSIP Number of Class of Securities)
W. Keith Maxwell III
Chief Executive Officer and Chairman
Spark Energy, Inc.
12140 Wickchester Ln, Suite 100
Houston, Texas 77079
 (713) 600-2600
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
T. Mark Kelly
Sarah K. Morgan
Vinson & Elkins L.L.P.
1001 Fannin Street, Suite 2500
Houston, TX 77002
(713) 758-2222

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee
$22,000,000	$2,856

(1)
The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 1,000,000 shares of 8.75% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share, at the purchase price of $22.00 per share, in cash.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,856    Filing Party: Spark Energy, Inc.
Form or Registration No.: Schedule TO-I; Schedule TO-I/A    Date Filed: May 11, 2020 and June 2, 2020

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on May 11, 2020 (together with any subsequent amendments or supplements thereto, the “Schedule TO”) relating to the offer (the “Offer”) by Spark Energy, Inc., a Delaware corporation (the “Company”), to purchase up to 1,000,000 shares of its 8.75% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share (the “shares”), at a purchase price of $22.00 per share, in cash, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 11, 2020, a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO and subsequently amended on June 2, 2020, and in the related Letter of Transmittal, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO and subsequently amended on June 2, 2020.
The purpose of this Amendment is to amend and supplement the Schedule TO. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.

Item 11.	Additional Information.
Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:
On June 17, 2020, the Company issued a press release announcing the preliminary results of the Tender Offer, which expired at 11:59 p.m., New York City time, on June 16, 2020. A copy of the press release is filed as Exhibit (a)(5)(C) hereto and is incorporated herein by reference.

Item 12.	Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:
(a)(5)(C)    Press release issued by Spark Energy, Inc. on June 17, 2020.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
SPARK ENERGY, INC.

By:    /s/ James G. Jones II
Name:    James G. Jones II
Title:    Chief Financial Officer
Date: June 17, 2020

4